Exhibit 1

NEWS

For Release: IMMEDIATE

American Israeli Paper Mills Ltd.
Intention for Public Placement of Debentures
And Credit Rating

Hadera, Israel, July 6, 2008 – American Israeli Paper Mills Ltd. (AMEX:AIP) [AIPM] announced that the Company’s Board of Directors resulted today, following the shelf prospectus that was published by the Company on May 26, 2008, to authorize the Company’s management to carry out a raise of up to a total amount of approximately NIS 150 million by way of a public placement of new series of debentures. There may be a possibility that the scope of the issuance will change, according to market conditions.

The interest rates that the new series of debentures shall bear will be determined at a tender.

The issuance of debentures shall be executed according to a shelf offering report, detailing the conditions of the issuance, to be approved by the Company’s Board of Directors and subordinate to the Tel Aviv Stock Exchange’s approval for listing the debentures for trade.

It should be noted, that there is no certainty as to the actual execution of the raise, its extent and its timing.

The Company also announced that Maalot (Israeli Securities Rating Company Ltd., affiliation of Standard and Poor’s) decided to rate the Company’s new and existing series of debentures as (AA-)/Negative Outlook.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
American Israeli Paper Mills Ltd. Group
Tel:+972-4-6349408
Leak@aipm.co.il